Consent of Independent Registered Public Accounting Firm

Net Element International, Inc.

Miami, Florida

We hereby consent to the incorporation by reference in the Prospectus constituting a part of Amendment No. 1 to this Registration Statement on Form S·3 (File No. 333-186621) of Net Element International, Inc. of our report dated April 12, 2013, relating to the balance sheet as of December 31, 2012 and the related statements of operations and comprehensive loss, changes in stockholders’ equity and cash flows for the year then ended, which appear in the Annual Report on Form 10-K of Net Element International, Inc. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ BDO USA, LLP

Miami, Florida

April 26, 2013